Exhibit 99.1

NewLead Holdings Ltd.

Announces

Delivery of the Second Eco-Type Handysize Vessel

PIRAEUS, Greece, July 29, 2014 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that the "Newlead Venetico," a 2012-built dry-bulk eco-type Handysize vessel of 32,500 dwt, was delivered to NewLead's fleet on July 25, 2014.

The Newlead Venetico is trading on the spot market and is expected to generate approximately $1.7 million EBITDA per year assuming $1.73 million yearly OPEX.

The Newlead Venetico is the second of the two eco-type vessels, the Company agreed to acquire in March 2014 for a total acquisition price of $37.0 million, $18.5 million each, that have each now been delivered to NewLead's fleet. The first vessel, the Newlead Albion, was delivered to NewLead's fleet on May 19, 2014, as previously announced.

The Company financed the Newlead Venetico through a combination of cash and external financing. Specifically, in July 2014, the Company paid a deposit of $925,000 in cash, and the remaining balance was paid through a combination of cash, $3.7 million paid by NewLead, and 75% financing, $13.875 million, in a transaction arranged by Pareto Project Finance AS and supported by institutional investors.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, “We are pleased to announce the delivery of the NewLead Venetico as scheduled. The Company's fleet is being optimized with fuel efficient vessels with an anticipated longer lifetime available for employment. The average fleet age is at its lowest level since the successful completion of the Company's restructuring in 2013. NewLead expects to take delivery of a third eco-type, Handysize dry-bulk vessel, 2013 built by the end of August 2014."

Michael Zolotas, added, "We are transforming the Company while delivering on our commitments."

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping, logistics and commodity company. NewLead owns four dry-bulk vessels, two Panamax and two Handysize vessels, and manages three third party tanker vessels, two small bitumen tanker vessels and one Handysize MR product tanker. The Company expects to take delivery of one modern eco-type dry-bulk Handysize vessels by the end of August 2014. The Company has also signed a term sheet for 75% financing to acquire two dry-bulk Panamax vessels. Upon completion of the above acquisitions and together with the vessels under management. NewLead is expected to have a fleet of ten vessels, seven owned and three vessels under management. Furthermore, the Company owns a wash plant and a mine in Kentucky, USA and has been granted access to develop and mine another mine that includes a CSX rail load facility, the Andy Rail Terminal, in Kentucky, USA. NewLead's common shares are traded under the symbol "NEWL" on the over-the-counter market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry-bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com